BB 6/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SECURITIES [barcode] SION

W

02021938

ANNUA[...]RT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 49132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-01 AND ENDING 03-31-02
MM/DD/YY MM/DD/YY

SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH. D.C. SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANTOR WATSON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 W. JOHNSTOWN RD.
(No. and Street)

GAHANNA	OHIO	43230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY E. MANTOR 614-475-7882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITMER & COMPANY
(Name – *if individual, state last, first, middle name*)

105 E. 4th St. SUITE 1100	CINCINNATI	OHIO	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OK-UF 6-17-02

RS 6/13

[redacted]

OATH OR AFFIRMATION

I, Gregory E. Mantor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mantor Watson Securities, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEAL STATE OF OHIO

NANCY L. WEINER
Notary Public, State of Ohio
My Commission Expires 11-21-02

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANTOR WATSON SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED MARCH 31, 2002

WITH

REPORT OF INDEPENDENT AUDITORS

MANTOR WATSON SECURITIES, INC.

TABLE OF CONTENTS

Whitmer
& Company
Certified Public Accountants

Fourth and Walnut Centre
105 East Fourth St., Suite 1100
Cincinnati, Ohio 45202-4011

Phone: (513) 381-8010
Fax: (513) 381-2601

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Mantor Watson Securities, Inc.
Gahanna, Ohio

We have audited the accompanying statement of financial condition of Mantor Watson Securities, Inc. as of March 31, 2002 and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mantor Watson Securities, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whitmer & Company

WHITMER & COMPANY

May 21, 2002

MANTOR WATSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash and cash equivalents – Note B	$	35,641
Commissions receivable – Note C		563
Accounts receivable – shareholder – Note D		1,553
Organization costs, net of accumulated amortization of $7,029		243
Prepaid expenses		3,281
Prepaid taxes – Note F		1,406
Deferred income taxes – Note F		1,079
Fixed assets, net – Note E		56,550
TOTAL ASSETS	**$**	**100,316**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	761
Note payable – Note G		42,200
Payroll taxes withheld and accrued		634
TOTAL LIABILITIES		43,595
SHAREHOLDERS' EQUITY		
Common stock – Note H		100
Additional paid-in-capital		29,200
Retained earnings		27,421
TOTAL SHAREHOLDERS' EQUITY		56,721
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**100,316**

See auditors' report and notes to financial statements.

MANTOR WATSON SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2002

REVENUES	
Sales commissions	$ 604,215
Interest income	1,925
TOTAL REVENUES	606,140
EXPENSES	
Salaries and wages	459,400
Payroll taxes	16,967
Depreciation and amortization	14,919
Automobile expense	2,467
Travel and lodging	654
Dues and subscriptions	1,700
Entertainment	6,896
Licenses and fees	1,975
Legal and professional	38,496
Promotion	11,078
Real estate and other taxes	3,546
Rent	24,000
Telephone	4,610
Interest	529
Insurance	6,031
Office equipment rental	21,101
Office expense	5,191
Donations	1,120
Miscellaneous	781
TOTAL EXPENSES	621,461
INCOME (LOSS) BEFORE INCOME TAXES	(15,321)
PROVISION FOR INCOME TAXES - NOTE F	(100)
NET INCOME (LOSS)	**$ (15,221)**

See auditors' report and notes to financial statements.

MANTOR WATSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Totals
Balances at April 1, 2001	$ 100	$ 29,200	$ 42,642	$ 71,942
Net income (loss)	-	-	(15,221)	(15,221)
Balances at March 31, 2002	$ 100	$ 29,200	$ 27,421	$ 56,721

See auditors' report and notes to financial statements.

MANTOR WATSON SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED MARCH 31, 2002

This statement has been omitted as the Company had no subordinated liabilities at any time during the year.

See auditors' report and notes to financial statements.

MANTOR WATSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2002

Cash flows from operating activities:	
Net income (loss)	**$ (15,221)**
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	14,919
Decrease in commissions receivable	19,379
Increase in accounts receivable - shareholder	(1,553)
Increase in prepaid expenses	(1,534)
Increase in deferred income taxes	(325)
Decrease in accounts payable - trade	(4,674)
Decrease in accounts payable - shareholder	(4,447)
Decrease in accrued income taxes	(2,165)
Decrease in accrued payroll taxes	(162)
Net cash provided by operating activities	4,217
Cash flows from investing activities:	
Cash payments for the purchase of property	(43,729)
Net cash used by investing activities	(43,729)
Cash flows from financing activities:	
Proceeds from note payable	43,729
Principal payments on note payable	(1,529)
Net cash provided by financing activities	42,200
Net increase in cash and cash equivalents	2,688
Cash and cash equivalents, beginning of year	32,953
Cash and cash equivalents, end of year	**$ 35,641**
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Income taxes	$ 1,898
Interest	$ 529

See auditors' report and notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mantor Watson Securities, Inc., a corporation formerly known as Helston Securities, Inc., is engaged in the business of buying and selling marketable securities for its customers who are limited in number and located principally within the Greater Columbus, Ohio area.

Property and Equipment

Depreciation is computed on individual assets using the straight-line method over the estimated useful life of the asset for accounting purposes. Estimated useful lives are as follows:

Automobile	5 years
Office equipment	5 years

Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of current and deferred taxes. Deferred taxes are recognized for differences between the basis of assets for financial statement and income tax purposes.

The deferred tax asset and liability represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Intangible Assets

Organizational costs are being amortized on a straight-line basis over a period of 60 months. Amortization expense for the year ended March 31, 2002 totaled $1,454.

See auditors' report.

NOTE B - CASH AND CASH EQUIVALENTS

The Company is required to maintain a minimum balance on deposit with the broker dealer through whom the Company clears all trades. At March 31, 2002, the amount on deposit was $31,369, of which $25,000 was restricted.

NOTE C - COMMISSIONS RECEIVABLE

At March 31, 2002, commissions receivable on broker transactions totaled $563. These funds are due from one broker dealer through whom the Company clears all trades. Management considers all amounts to be fully collectible.

NOTE D - RELATED PARTY TRANSACTIONS

At March 31, 2002, the Company had an outstanding receivable from a shareholder in the amount of $1,553. This amount is non-interest bearing and is payable on demand.

The Company has a verbal agreement with a shareholder for the rental of office space. The rent paid is $2,000 per month, and totaled $24,000 for the year ended March 31, 2002.

NOTE E - FIXED ASSETS

Principal categories of fixed assets as of March 31, 2002, are summarized as follows:

Office equipment	$ 4,966
Automobile	60,211
Total fixed assets	65,177
Accumulated depreciation	(8,627)
Fixed assets, net	$ 56,550

Depreciation expense for the year ended March 31, 2002 totaled $13,465.

NOTE F - INCOME TAXES

Deferred tax assets as of March 31, 2002 consist of the following:

Deferred federal taxes	$ 981
Deferred city taxes	98
Total deferred taxes	$ 1,079

See auditors' report.

The Company's deferred tax assets represent the tax effect of taxable temporary differences in book and tax reporting. The taxable temporary differences result from reporting book income on the accrual method and taxable income on the cash basis, and the use of straight-line depreciation for book purposes and accelerated methods for tax purposes.

Prepaid income taxes as of March 31, 2002 consist of the following:

Prepaid federal taxes	$ 1,297
Prepaid city taxes	109
Net prepaid taxes	$ 1,406

Income tax expense for the year ended March 31, 2002 consists of the following:

Current	
Federal taxes	$ 528
City taxes	(128)
Total current income taxes	$ 400
Deferred	
Federal taxes	$ (455)
City taxes	(45)
Total deferred income taxes	$ (500)
Total income tax expense, net	$ (100)

NOTE G - NOTE PAYABLE

In December 2001, the Company took out an installment loan with Chase Manhattan Bank. The Company financed $43,729, to be repaid in 48 monthly installments of $1,028, including interest at a rate of 5.93% per annum. The loan is secured by a new automobile. Principal amounts due on this loan at March 31 for the next four succeeding years are as follows:

2003	$ 10,104
2004	10,721
2005	11,374
2006	10,001
	$ 42,200

See auditors' report.

NOTE H - COMMON STOCK

As of March 31, 2002, the Company had 750 shares of no par common stock authorized, with 10 shares outstanding at a book value of $10 per share. The Company holds no treasury stock.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The rule also requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At March 31, 2002, the Company had net capital of $(10,214), which was $15,214 less than the required net capital of $5,000. See Note K for information regarding the correction of this net capital deficiency in a subsequent period.

NOTE J - RESERVE REQUIREMENTS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of its customers. The Company is exempt from the provisions of this rule, because all transactions with and for its customers are cleared through another broker dealer on a fully disclosed basis.

NOTE K – SUBSEQUENT EVENTS

In April 2002, a shareholder contributed $50,000 to the Company as additional paid-in-capital, increasing the Company's net capital to an amount in excess of the minimum net capital required by rule 15c3-1.

See auditors' report.

SUPPLEMENTARY INFORMATION

MANTOR WATSON SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

NET CAPITAL	
Total shareholders' equity	$ 56,721
Deferred income taxes	(1,079)
Total capital and allowable subordinate borrowings	55,642
Non-allowable assets:	
Net organization costs	243
Accounts receivable - shareholder	1,553
Prepaid expenses	4,687
Equipment, net	56,550
Total non-allowable assets	63,033
Net capital before haircuts on securities positions	(7,391)
Haircuts on securities positions	(2,823)
NET CAPITAL	$ (10,214)
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 761
Note payable	42,200
Payroll taxes withheld and accrued	634
TOTAL AGGREGATE INDEBTEDNESS	$ 43,595
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 2,906
Minimum dollar requirement	5,000
Net capital requirement	5,000
Excess net capital	(15,214)
Excess net capital at 1,000 percent	$ (14,574)
Excess net capital at 1,500 percent	$ (13,120)

The reconciliation with the Company's computation and the computation of the alternative net capital requirement has been omitted as no material differences exist.

See auditors' report.

MANTOR WATSON SECURITIES, INC.

AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

MARCH 31, 2002

Whitmer
& Company
Certified Public Accountants

Fourth and Walnut Centre
105 East Fourth St., Suite 1100
Cincinnati, Ohio 45202-4011

Phone: (513) 381-8010
Fax: (513) 381-2601

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Mantor Watson Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Mantor Watson Securities, Inc. (the Company) for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule A7a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Whitmer + Company

Whitmer & Company
Cincinnati, Ohio
May 21, 2002